Exhibit (b)(ii)
FOURTH LOAN MODIFICATION AGREEMENT
     This Fourth Loan Modification Agreement (this “Loan Modification Agreement”) is entered into as of July 15, 2009, by and among (a) SILICON VALLEY BANK, a California corporation, with its principal place of business at 3003 Tasman Drive, Santa Clara, California 95054 (“Bank”) and (b) FINISAR CORPORATION, a Delaware corporation, with its chief executive office located at 1399 Moffett Park Drive, Sunnyvale, California 94089 (“Finisar”) and OPTIUM CORPORATION, a Delaware corporation, with its principal place of business at 500 Horizon Drive, Suite 505, Chalfont, Pennsylvania 18914 (“Optium”) (hereinafter, Finisar and Optium are jointly and severally, individually and collectively, referred to as “Borrower”).
1. DESCRIPTION OF EXISTING INDEBTEDNESS AND OBLIGATIONS. Among other indebtedness and obligations which may be owing by Borrower to Bank, Borrower is indebted to Bank pursuant to a loan arrangement dated as of March 14, 2008, evidenced by, among other documents, a certain Loan and Security Agreement dated as of March 14, 2008, among Borrower and Bank, as affected by a certain Joinder Agreement dated as of October 30, 2008, as amended by a certain First Loan Modification Agreement dated as of October 30, 2008, as further amended by a certain Second Loan Modification Agreement dated as of February 6, 2009, and as further amended by a certain Third Loan Modification Agreement dated as of June 10, 2009 (as amended and affected, the “Loan Agreement”). Capitalized terms used but not otherwise defined herein shall have the same meaning as in the Loan Agreement.
2. DESCRIPTION OF COLLATERAL. Repayment of the Obligations is secured by the Collateral as described in the Loan Agreement (together with any other collateral security granted to Bank, the “Security Documents”). Hereinafter, the Security Documents, together with all other documents evidencing or securing the Obligations shall be referred to as the “Existing Loan Documents”.
3. DESCRIPTION OF CHANGE IN TERMS.
A.	Modifications to Loan Agreement.
1	The effectiveness of this Loan Modification Agreement is expressly conditioned upon Borrower’s receipt of net cash proceeds of at least Forty Million Two Hundred Fifty Thousand Dollars ($40,250,000.00) in connection with the sale of Borrower’s “Network Tools” division.

2	The Loan Agreement shall be amended by deleting the following, appearing as Section 2.2 thereof:
“ 2.2 Overadvances; Further Limitation.
     (a) If, at any time, the sum of (i) the outstanding principal amount of any Advances (including any amounts used for Cash Management Services), plus (ii) the face amount of any outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit and any Letter of Credit Reserve), plus (iii) the FX Reserve, exceeds the lesser of either the Revolving Line or the Borrowing Base, Borrower shall immediately pay to Bank in cash such excess.
     (b) In order to have Credit Extensions made pursuant to Sections 2.1.1, 2.1.2, 2.1.3 and 2.1.4 outstanding that exceed Twenty-Five Million Dollars ($25,000,000.00) in the aggregate, Borrower shall provide evidence to Bank, upon Bank’s request, that it has unrestricted cash (as set forth on its most recent balance sheet delivered pursuant to Section 6.2) in an amount equal to at least the sum of (i) Fifty Million Dollars ($50,000,000.00) plus (ii) the aggregate amount of Credit Extensions made pursuant to Sections 2.1.1, 2.1.2, 2.1.3 and 2.1.4 outstanding at such time. Borrower shall be required to comply with this provision at all times that the aggregate amount of Credit Extensions outstanding exceeds Twenty-Five Million Dollars ($25,000,000.00). With respect to each request of a Credit Extension that, when made, would result in the aggregate principal amount of Credit Extensions made pursuant to Sections 2.1.1, 2.1.2, 2.1.3 and 2.1.4 outstanding exceeding Twenty-Five Million Dollars ($25,000,000.00), Borrower shall deliver to Bank evidence of Borrower’s compliance with this provision (after giving effect to such Credit Extension) as a condition precedent to such Credit Extension. If at any time the aggregate amount of Credit Extensions outstanding exceeds the amount permitted by this Section 2.2(b), then Borrower shall immediately pay to Bank in cash such excess.”
and inserting in lieu thereof the following:
“ 2.2 Overadvances. If, at any time, the sum of (i) the outstanding principal amount of any Advances (including any amounts used for Cash Management Services), plus (ii) the face amount of any outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit and any Letter of Credit Reserve), plus (iii) the FX Reserve, exceeds the lesser of either the Revolving Line or the Borrowing Base, Borrower shall immediately pay to Bank in cash such excess.”
3	The Loan Agreement shall be amended by deleting the following appearing as Section 6.7 thereof:
“ 6.7 Financial Covenants
     Borrower shall maintain at all times, to be tested as of the last day of each month, unless otherwise noted:
(a)	Adjusted Quick Ratio.
     (i) Quarterly Adjusted Quick Ratio. An Adjusted Quick Ratio of at least (A) 1.10 to 1.00 as of April 30, 2009, (B) 1.15 to 1.00 as of July 31, 2009 and October 31, 2009, and (C) 1.25 to 1.00 as of January 31, 2010 and as of the last day of each of Borrower’s fiscal quarters thereafter (it being understood that the last day of each of Borrower’s fiscal quarters occurs in January, April, July and October).
     (ii) Intraquarterly Adjusted Quick Ratio. An Adjusted Quick Ratio of at least (A) 0.95 to 1.00 as May 31, 2009 and June 30, 2009, and (B) 1.00 to 1.00 as of August 31, 2009 and as of the last day of each of the first two months in each of Borrower’s fiscal quarters thereafter (it being understood that the first two months in each of Borrower’s fiscal quarters are February, March, May, June, August September, November and December).
     (b) EBITDA. As of the last day of each of Borrower’s fiscal quarters, Borrower shall have EBITDA for the six-month period ending on the last day of such quarter of at least (i) Fifteen Million Dollars ($15,000,000.00) for the quarter ending April 30, 2009, (ii) Seven Million Five Hundred Thousand Dollars ($7,500,000.00) for the quarter ending July 31, 2009, (iii) Fifteen Million Dollars ($15,000,000.00) for the quarter ending October 31, 2009, and (iv) Twenty Million Dollars ($20,000,000.00) for the quarter ending on January 31, 2010 and as of the last day of each quarter thereafter.”
and inserting in lieu thereof the following:
“ 6.7 Financial Covenants
     Borrower shall maintain at all times, to be tested as of the last day of each month, unless otherwise noted:
(a)	Adjusted Quick Ratio.
     (i) Quarterly Adjusted Quick Ratio. An Adjusted Quick Ratio of at least (A) 1.10 to 1.00 as of April 30, 2009, (B) 1.15 to 1.00 as of July 31, 2009, October 31, 2009, January 31, 2010 and April 30, 2010, and (C) 1.25 to 1.00 as of July 31, 2010 and as of the last day of each of Borrower’s fiscal quarters thereafter (it being understood that the last day of each of Borrower’s fiscal quarters occurs in January, April, July and October).
     (ii) Intraquarterly Adjusted Quick Ratio. An Adjusted Quick Ratio of at least (A) 0.95 to 1.00 as May 31, 2009, June 30, 2009, August 31, 2009, and September 30, 2009, and (B) 1.00 to 1.00 as of November 30, 2009 and as of the last day of each of the first two months in each of Borrower’s fiscal quarters thereafter (it being understood that the first two months in each of Borrower’s fiscal quarters are February, March, May, June, August September, November and December).
     (b) EBITDA. As of the last day of each of Borrower’s fiscal quarters, Borrower shall have EBITDA for the six-month period ending on the last day of such quarter of at least (i) Fifteen Million Dollars ($15,000,000.00) for the quarter ending April 30, 2009, (ii) Seven Million Five Hundred Thousand Dollars ($7,500,000.00) for the quarter ending July 31, 2009, and (iii) Fifteen Million Dollars ($15,000,000.00) for the quarter ending October 31, 2009 and as of the last day of each quarter thereafter.”
4	The Loan Agreement shall be amended by deleting the following, appearing as Section 7.7 thereof:
“ 7.7 Distributions; Investments. (a) Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock other than Permitted Distributions; or (b) directly or indirectly acquire or own any Person, or make any Investment in any Person, other than Permitted Investments, or permit any of its Subsidiaries to do so.”

and inserting in lieu thereof the following:
“ 7.7 Distributions; Investments. (a) Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock other than Permitted Distributions; provided that Borrower may redeem certain of its convertible notes so long as (i) an Event of Default does not exist at the time of such redemption and would not exist after giving effect to such redemption, and (ii) the aggregate amount of cash used by Borrower in connection with such redemption does not exceed Fifty Million Dollars ($50,000,000.00); or (b) directly or indirectly acquire or own any Person, or make any Investment in any Person, other than Permitted Investments, or permit any of its Subsidiaries to do so.”
5	The Loan Agreement shall be amended by deleting the following text, appearing in the definition of Eligible Accounts in Section 13.1 thereof:
“ (a) Accounts that the Account Debtor has not paid within ninety (90) days of invoice date regardless of invoice payment period terms;
     (b) Accounts owing from an Account Debtor, fifty percent (50%) or more of whose Accounts have not been paid within ninety (90) days of invoice date;
     (c) Accounts owing from an Account Debtor which does not have its principal place of business in the United States, unless such Accounts are otherwise Eligible Accounts and covered in full by credit insurance satisfactory to Bank;
and inserting in lieu thereof the following:
“ (a) Accounts that the Account Debtor has not paid within ninety (90) days (or, for Accounts for which the Account Debtor is Ericsson or one of its affiliates, one hundred (100) days) of invoice date regardless of invoice payment period terms;
     (b) Accounts owing from an Account Debtor, fifty percent (50%) or more of whose Accounts have not been paid within ninety (90) days (or, for Accounts for which the Account Debtor is Ericsson or one of its affiliates, one hundred (100) days) of invoice date;
     (c) Accounts owing from an Account Debtor which does not have its principal place of business in the United States, unless such Accounts are (i) otherwise Eligible Accounts, (ii) covered in full by credit insurance satisfactory to Bank, and (iii) approved by Bank in writing in Bank’s sole and absolute discretion on a case-by-case basis (it being understood Bank has approved Ericsson, Huawei and Jabil Circuit);
6	The Loan Agreement shall be amended by deleting the following definitions, appearing in Section 13.1 thereof:
“ “Eligible Foreign Accounts” are Accounts that would be Eligible Accounts but for the fact that the Account Debtor’s principal place of business is not in the United States that are approved by Bank in writing in Bank’s sole and absolute discretion on a case-by-case basis.”
“ “LIBOR Rate” means, for each Interest Period in respect of LIBOR Credit Extensions comprising part of the same Credit Extensions, an interest rate per annum (rounded upward to the nearest 1/16th of one percent (0.0625%)) equal to LIBOR for such Interest Period divided by one (1) minus the Reserve Requirement for such Interest Period.”
“ “LIBOR Rate Margin” is three percent (3.0%).”
“ “Prime Rate” is Bank’s most recently announced “prime rate,” even if it is not Bank’s lowest rate.”
“ “Prime Rate Margin” is one-half of one percent (0.50%).”
“ “Revolving Line” is an Advance or Advances in an aggregate amount of up to Forty-Five Million Dollars ($45,000,000.00) outstanding at any time.”
and inserting in lieu thereof the following:
“ “Eligible Foreign Accounts” are Accounts that (a) would be Eligible Accounts but for the fact that the Account Debtor’s principal place of business is not in the United States, (b) are approved by Bank in writing in Bank’s sole and absolute discretion on a case-by-case basis, and (c) are not covered in full by credit insurance satisfactory to Bank.”
“ “LIBOR Rate” means, for each Interest Period in respect of LIBOR Credit Extensions comprising part of the same Credit Extensions, an interest rate per annum (rounded upward to the nearest 1/16th of one percent (0.0625%)) equal to the greater of (a) one and one-half percent (1.50%), and (b) LIBOR for such Interest Period divided by one (1) minus the Reserve Requirement for such Interest Period.”
“ “LIBOR Rate Margin” is three and one-half percent (3.50%).”
“ “Prime Rate” is the greater of (a) four percent (4.0%), and (b) Bank’s most recently announced “prime rate,” even if it is not Bank’s lowest rate.”
“ “Prime Rate Margin” is one percent (1.0%).”
“ “Revolving Line” is an Advance or Advances in an aggregate amount of up to Twenty-Five Million Dollars ($25,000,000.00) outstanding at any time.”
7	The Borrowing Base Certificate appearing as Exhibit E to the Loan Agreement is hereby replaced with the Borrowing Base Certificate attached hereto as Schedule 1.
4. FEES. Borrower shall pay to Bank a modification fee equal to Ten Thousand Dollars ($10,000.00), which fee shall be due on the date hereof and shall be deemed fully earned as of the date hereof. Borrower shall also reimburse Bank for all legal fees and expenses incurred in connection with this Loan Modification Agreement.
5. RATIFICATION OF PERFECTION CERTIFICATES.

     (a) Finisar hereby ratifies, confirms and reaffirms, all and singular, the terms and disclosures contained in a certain Perfection Certificate dated as of March 14, 2008 between Finisar and Bank, and acknowledges, confirms and agrees that the disclosures and information Finisar provided to Bank in the Perfection Certificate have not changed, as of the date hereof.
     (b) Optium hereby ratifies, confirms and reaffirms, all and singular, the terms and disclosures contained in a certain Perfection Certificate dated as of October 30, 2008 between Optium and Bank, and acknowledges, confirms and agrees that the disclosures and information Optium provided to Bank in the Perfection Certificate have not changed, as of the date hereof.
6. CONSISTENT CHANGES. The Existing Loan Documents are hereby amended wherever necessary to reflect the changes described above.
7. RATIFICATION OF LOAN DOCUMENTS. Borrower hereby ratifies, confirms, and reaffirms all terms and conditions of all security or other collateral granted to the Bank, and confirms that the indebtedness secured thereby includes, without limitation, the Obligations.
8. NO DEFENSES OF BORROWER. Borrower hereby acknowledges and agrees that Borrower has no offsets, defenses, claims, or counterclaims against Bank with respect to the Obligations, or otherwise, and that if Borrower now has, or ever did have, any offsets, defenses, claims, or counterclaims against Bank, whether known or unknown, at law or in equity, all of them are hereby expressly WAIVED and Borrower hereby RELEASES Bank from any liability thereunder.
9. CONTINUING VALIDITY. Borrower understands and agrees that in modifying the existing Obligations, Bank is relying upon Borrower’s representations, warranties, and agreements, as set forth in the Existing Loan Documents. Except as expressly modified pursuant to this Loan Modification Agreement, the terms of the Existing Loan Documents remain unchanged and in full force and effect. Bank’ s agreement to modifications to the existing Obligations pursuant to this Loan Modification Agreement in no way shall obligate Bank to make any future modifications to the Obligations. Nothing in this Loan Modification Agreement shall constitute a satisfaction of the Obligations. It is the intention of Bank and Borrower to retain as liable parties all makers of Existing Loan Documents, unless the party is expressly released by Bank in writing. No maker will be released by virtue of this Loan Modification Agreement.
10. COUNTERSIGNATURE. This Loan Modification Agreement shall become effective only when it shall have been executed by Borrower and Bank.
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     This Loan Modification Agreement is executed as a sealed instrument under the laws of the State of California as of the date first written above.

BORROWER:		BANK:

FINISAR CORPORATION		SILICON VALLEY BANK

By:	/s/ S. K. Workman	By:	/s/ Tom Smith

Name:	Stephen K. Workman	Name:	Tom Smith

Title:	Chief Financial Officer	Title:	Managing Director

OPTIUM CORPORATION

By:	/s/ S. K. Workman

Name:	Stephen K. Workman

Title:	Chief Financial Officer

SCHEDULE 1
EXHIBIT E
BORROWING BASE CERTIFICATE
Borrower: Finisar Corporation and Optium Corporation
Lender: Silicon Valley Bank
Commitment Amount:     $25,000,000.00

ACCOUNTS RECEIVABLE
1. Accounts Receivable Book Value as of	$
2. Additions (please explain on reverse)	$
3. TOTAL ACCOUNTS RECEIVABLE	$

ACCOUNTS RECEIVABLE DEDUCTIONS (without duplication)
4. Amounts over 90 days due	$
5. Balance of 50% over 90 day accounts	$
6. Credit balances over 90 days	$
7. Concentration Limits	$
8. Foreign Accounts	$
9. Governmental Accounts	$
10. Contra Accounts	$
11. Promotion or Demo Accounts	$
12. Intercompany/Employee Accounts	$
13. Disputed Accounts	$
14. Deferred Revenue	$
15. Other (please explain on reverse)	$
16. TOTAL ACCOUNTS RECEIVABLE DEDUCTIONS	$
17. Eligible Accounts (#3 minus #16)	$
18. ELIGIBLE AMOUNT OF ACCOUNTS (80% of #17)	$
19. Eligible Foreign Accounts	$
20. ELIGIBLE AMOUNT OF ELIGIBLE FOREIGN ACCOUNTS (lesser of (a) 65% of #19, and (b) $5,000,000))	$

BALANCES
21. Maximum Loan Amount	$
22. Total Funds Available Lesser of #21 or (#18 plus #20)	$
23. Present balance owing on Line of Credit	$
24. Outstanding under Sublimits	$
25. RESERVE POSITION (#22 minus #23 and #24)	$
The undersigned represents and warrants that this is true, complete and correct, and that the information in this Borrowing Base Certificate complies with the representations and warranties in the Loan and Security Agreement between the undersigned and Silicon Valley Bank.

COMMENTS:	BANK USE ONLY
Received by:
FINISAR CORPORATION	authorized signer
OPTIUM CORPORATION	Date:
Verified:
By:	authorized signer
Authorized Signer	Date:
Date:	Compliance Status: Yes No